PracticeWorks, Inc.
1765 The Exchange
Suite 200
Atlanta, Georgia 30339
(770) 850-5006

January 22, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	PracticeWorks, Inc. (the "Company") Withdrawal of Registration Statement on Form S-1 (File No. 333-64852) filed on July 10, 2001 EDGAR Accession Number: 0000950144-01-504360

Dear Sir or Madam:

PracticeWorks, Inc. hereby applies under Rule 477 for the withdrawal of its above-referenced Registration Statement on Form S-1 filed on July 10, 2001, with respect to the registration of 482,253 Shares of its Common Stock. The registrant filed the registration statement with the intent to register the transfer of shares to one person. Upon issues raised by the SEC Staff regarding this intended registration, the registrant decided not to pursue this registration. Accordingly, the registrant wishes to withdraw the Registration Statement.

No offers or sales were made under the Registration Statement.

Please direct any questions to the undersigned at 678-589-4407.

Sincerely, /s/ Dennis J. Stockwell Dennis J. Stockwell Vice President and General Counsel